Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028
TechCentralinc.com
702-241-3268

September 26, 2016

Via EDGAR

Donald E. Field

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Tech Central, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-212438

Dear Donald Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TECH CENTRAL, INC. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 28, 2016, at 4PM, Eastern Time or such later time or date as is practical.

We hereby acknowledge that:

-	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Joseph Lewis
CEO, Tech Central, Inc.